EXHIBIT 99.1

FILING VERSION

AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of April 14, 2023.

BETWEEN:

TECK RESOURCES LIMITED, a corporation existing under the Laws of Canada (“Teck”)

- and -

ELK VALLEY RESOURCES LTD., a corporation existing under the Laws of Canada (“Elk Valley”, together with Teck, the “Parties” and each a “Party”)

RECITALS:

A.	On February 21, 2023, Teck and Elk Valley entered into an Arrangement Agreement (the “Arrangement Agreement”) pursuant to which Teck and Elk Valley have agreed to implement a plan of arrangement under the Canada Business Corporations Act.
B.	Section 6.1 of the Arrangement Agreement provides that, subject to the terms of the Interim Order, the Plan of Arrangement and applicable Law, the Arrangement Agreement (including the Plan of Arrangement attached as Schedule B thereto) may, at any time and from time to time before and after the Meeting, but not later than the Effective Date, be amended by written agreement of Teck and Elk Valley without further notice to or authorization on the part of their respective shareholders;
C.	Teck and Elk Valley wish to amend the terms of the Elk Valley Shares attached as Schedule A (the “Elk Valley Share Terms”) to the Plan of Arrangement, and attached as Appendix C to Teck’s Management Proxy Circular dated March 23, 2023, as further set out in this Amending Agreement.

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the Parties covenant and agree as follows:

ARTICLE 1
AMENDMENTS

Section 1.1	Amendments to Elk Valley Share Terms

The Elk Valley Share Terms shall be amended as follows:

(1)	by deleting each of Section 1(a)(xxv) of Part 2: First Preferred Shares (attached as Schedule A-2 to the Plan of Arrangement) and Section 1(a)(xxv) of Part 3: Second Preferred Shares (attached as Schedule A-3 to the Plan of Arrangement) in their entireties and replacing them with the following:
“(xxv)	“Event of Default” means the occurrence of a breach or default by the Corporation or its applicable Subsidiaries of any of their covenants or obligations set forth in Section 4.12 [Indebtedness and Securities] or Section 4.14(2) [Capital Expenditures] of the Investment Covenant Agreement that occurs and continues unremedied for, (A) in the case of a breach or default of Section 4.12(2) [Securities] of the Investment Covenant Agreement: (I) if the breach occurs prior to the Royalty Expiry Time, 365 days, or (II) if the breach occurs on or after the Royalty Expiry Time, 90 days; and (B) in the case of a breach or default of Section

4.12(1) [Indebtedness] or Section 4.14(2) [Capital Expenditures] of the Investment Covenant Agreement, 15 days;”;

(2)	by deleting Section 4(a) of Part 2: First Preferred Shares (attached as Schedule A-2 to the Plan of Arrangement) in its entirety and replacing it with the following:
“(a)	The holders of the First Preferred Shares are entitled to an annual fixed cumulative preferential dividend equal to 6.5% of the Redemption Amount (being C$650.00 per annum) on each First Preferred Share held, as and when such dividends are declared by the directors of the Corporation in accordance with applicable law. Such dividend is payable in cash by the Corporation quarterly within twelve (12) Business Days following the last day of each Fiscal Quarter to holders of First Preferred Shares as of the record date to receive such dividend, provided that the first dividend, if declared, shall be payable within twelve (12) Business Days following [insert the last day of the Fiscal Quarter in which the Effective Date of the Arrangement occurs] and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying 6.5% of the Redemption Amount (being C$650.00) by the number of days in the period from and including the date of issue of the First Preferred Shares to but excluding [insert the last day of the Fiscal Quarter in which the Effective Date of the Arrangement occurs], and dividing that product by 365.”;
(3)	by deleting Section 7(a) of Part 2: First Preferred Shares (attached as Schedule A-2 to the Plan of Arrangement) in its entirety and replacing it with the following:
“(a)	Subject to the Act and applicable laws, the Corporation may at any time or times purchase for cancellation the whole or any part of the First Preferred Shares outstanding by agreement with the holder(s) of the shares being purchased at a price and in such manner as is determined by the board of directors of the Corporation in their sole discretion, in accordance with applicable law, provided that the purchase price per share shall not exceed the Redemption Price.”;
(4)	by deleting Section 4(a) of Part 3: Second Preferred Shares (attached as Schedule A-3 to the Plan of Arrangement) in its entirety and replacing it with the following:
“(a)	The holders of the Second Preferred Shares are entitled to an annual fixed cumulative preferential dividend equal to 6.5% of the Redemption Amount (being C$650.00 per annum) on each Second Preferred Share held, as and when such dividends are declared by the directors of the Corporation in accordance with applicable law. Such dividend is payable in cash by the Corporation quarterly within twelve (12) Business Days following the last day of each Fiscal Quarter to holders of Second Preferred Shares as of the record date to receive such dividend, provided that the first dividend, if declared, shall be payable within twelve (12) Business Days following [insert the last day of the Fiscal Quarter in which the Effective Date of the Arrangement occurs] and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying 6.5% of the Redemption Amount (being C$650.00) by the number of days in the period from and including the date of issue of the Second Preferred Shares to but excluding [insert the last day of the Fiscal Quarter in which the Effective Date of the Arrangement occurs], and dividing that product by 365.”;
(5)	by deleting Section 7(a) of Part 3: Second Preferred Shares (attached as Schedule A-3 to the Plan of Arrangement)in its entirety and replacing it with the following:
“(a)	Subject to the Act and applicable laws, the Corporation may at any time or times purchase for cancellation the whole or any part of the Second Preferred Shares outstanding by
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agreement with the holder(s) of the shares being purchased at a price and in such manner as is determined by the board of directors of the Corporation in their sole discretion, in accordance with applicable law, provided that the purchase price per share shall not exceed the Redemption Price.”;

(6)	by deleting the definition of “Indebtedness” in Section 1 of Exhibit “A” to the Elk Valley Share Terms in its entirety and replacing it with the following:

““Indebtedness” of any Elk Valley Entity means: (i) all obligations of such Person for borrowed money, including borrowings of commodities, prepaid forward sales of commodities, obligations under derivatives intended to provide financing to such Person, obligations reflected as deferred or unearned revenue and bankers’ acceptances; (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person under any Capital Lease and all obligations under synthetic leases, in each case, in respect of which such Person is liable as lessee; (iv) all obligations of such Person in respect of letters of credit and letters of guarantee issued for the account of such Person; (v) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (vi) all trade accounts payable or obligations of such Person to pay the deferred purchase price of assets or services (excluding trade accounts payable and deferred payment obligations incurred in the ordinary course of business provided that the trade accounts payable or deferred payment obligation is not past due more than ninety (90) days or, if past due more than ninety (90) days, is being disputed by such Person in good faith); (vii) all Indebtedness of others secured by (or for which the holder of any such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (viii) all guarantees, indemnities and other obligations, contingent or otherwise, of such Person in respect of Indebtedness of others; and (ix) any preferred shares that are redeemable (other than at the option of the issuer) before the later of (A) the date on which cumulative Royalty Payments equal to the Cumulative Royalty Target have been paid and (B) [insert the last day of the first quarter ending subsequent to the 3-year anniversary date of signing], or which are otherwise classified as liabilities under IFRS (excluding the First Preferred Shares and the Second Preferred Shares issued pursuant to the Arrangement and the Separation Agreement).”; and

(7)	by deleting Section 2(c) of Exhibit “A” to the Elk Valley Share Terms in its entirety and replacing it with the following:
“(c)	Free Cash Flow shall be calculated on a consolidated basis and, for greater certainty, shall not be calculated to include any amounts paid by any Elk Valley Entity to any other Elk Valley Entity or received by any Elk Valley Entity from any other Elk Valley Entity. In addition, in calculating Free Cash Flow, no amounts shall be deducted on account of any amounts paid or advanced by any Elk Valley Entity to any Person of which such Elk Valley Entity is a Subsidiary or to any Person under common control with the Elk Valley Entities.”
Section 1.2	Restated Share Terms

Attached hereto as Schedule A are the amended and restated Elk Valley Share Terms after giving effect to the foregoing amendments.

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ARTICLE 2

GENERAL

Section 2.1	Definitions

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Arrangement Agreement.

Section 2.2	Application of Arrangement Agreement General Provisions

The provisions of Article 7 (General) of the Arrangement Agreement shall apply, mutatis mutandis, to this Amending Agreement.

[Remainder of page is intentionally left blank. Signature follows.]

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IN WITNESS WHEREOF the Parties have executed this Amending Agreement as of the date first written above.

TECK RESOURCES LIMITED

By:	/s/ Nicholas Hooper
Name: Nicholas Hooper Title: Senior Vice President, Corporate Development and Exploration

By:	/s/ Charlene Ripley
Name: Charlene Ripley Title: Senior Vice President and General Counsel

ELK VALLEY RESOURCES LTD.

By:	/s/ Nikola Uzelac
Name: Nikola Uzelac Title: President

SCHEDULE A
AMENDED AND RESTATED CONDITIONS ATTACHING TO THE ELK VALLEY SHARES

See attached.

SCHEDULE A-1

The rights, privileges, restrictions and conditions attaching to the shares of the Corporation are as follows:

PART 1: COMMON SHARES

1.	Voting
(a)	The holders of the Common Shares are entitled to receive notice of, attend and vote (in person or by proxy) at all meetings of the shareholders of the Corporation except where holders of another class or series are entitled to vote separately as a class or series as provided in the Canada Business Corporations Act (the “Act”), applicable securities laws or the rules of any applicable stock exchange.
(b)	Each Common Share entitles the holder to one vote at all meetings of shareholders of Common Shares provided that such holder is a holder of Common Shares as of the record date for such meeting.
2.	Dividends – Discretionary

Subject to the rights of the holders of any other class of shares ranking senior to the Common Shares, the holders of the Common Shares are entitled to such dividends as the directors of the Corporation may declare from time to time on the Common Shares, in their absolute discretion, in accordance with applicable law. Any such dividends are payable by the Corporation as and when determined by the directors of the Corporation, in their absolute discretion. The directors may also determine whether any such dividend is payable in money or property or by issuing fully paid shares in the share capital of the Corporation.

3.	Liquidation and Dissolution

In the event of the liquidation, dissolution or winding-up of the Corporation, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of any other class of shares ranking senior to the Common Shares, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

4.	Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Common Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this Section 4 of this Part 1.

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PART 2: FIRST PREFERRED SHARES

1.	Defined Terms
(a)	In these First Preferred Share provisions, the following expressions have the meanings indicated:
(i)	“Act” means the Canada Business Corporations Act;
(ii)	“Applicable Redemption Date” has the meaning set out in Section 6(b) of this Part 2;
(iii)	“Arrangement” means the arrangement under Section 192 of the Act on the terms and subject to the conditions set forth in the Plan of Arrangement attached to the Certificate of Arrangement dated [insert Effective Date of the Arrangement] issued by the Director under the Act and the transactions contemplated thereby;
(iv)	“Available Cash” means, in respect of a Fiscal Quarter, an amount of cash equal to: (A) (I) if a Change of Control has not occurred during or prior to such Fiscal Quarter, 90% of Free Cash Flow for such Fiscal Quarter, or (II) if a Change of Control has occurred during or prior to such Fiscal Quarter, an amount equal to 92.5% of Free Cash Flow for such Fiscal Quarter; less (B) the amount of any Royalty paid or payable in respect of such Fiscal Quarter;
(v)	“Board of Directors” means the board of directors of the Corporation, as constituted from time to time;
(vi)	“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;
(vii)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;
(viii)	“Book-Entry Shares” means the First Preferred Shares held through the Book-Based System;
(ix)	“Business Day” means any day other than a Saturday, Sunday or any day on which banks in Vancouver, British Columbia, Canada are generally not open for business;
(x)	“Cash Shortfall” has the meaning set out in Section 6(a)(i) of this Part 2;
(xi)	“Cash Shortfall Amount” has the meaning set out in Section 6(a)(i) of this Part 2;
(xii)	“CDS” and “CDS & Co” means CDS Clearing and Depository Services Inc. or any successor thereof;
(xiii)	“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to Subsection 192(7) of the Act in respect of the Arrangement;
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(xiv)	“Change of Control” means the occurrence of any of the following:
(A)	any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of the Corporation which, together with all other voting securities of the Corporation held by such Person or Persons, carry 25% or more of the votes attached to all outstanding voting securities of the Corporation, and following such event Continuing Directors cease to constitute at least a majority of the Board of Directors;
(B)	an amalgamation, arrangement or other form of business combination of the Corporation with another Person is completed with the result that any Person or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)) owns or exercises control or direction over voting securities of the resulting entity carrying 25% or more of the votes attached to all outstanding voting securities of the resulting entity, and following such event Continuing Directors cease to constitute at least a majority of the board of directors (or equivalent governing body) of the resulting entity;
(C)	any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of the Corporation which, together with all other voting securities of the Corporation held by such Person or Persons, carry more than 50% of the votes attached to all outstanding voting securities of the Corporation; or
(D)	the Corporation sells or otherwise disposes of all or substantially all of its assets in one or more transactions;
(xv)	“Change of Control Retraction Right” has the meaning set out in Section 6(a)(iii) of this Part 2;
(xvi)	“Consolidated Taxes Reserve” means, for any Fiscal Quarter, an amount equal to a reasonable reserve on account of the Corporation and its Subsidiaries’ liabilities for Consolidated Taxes (as defined in Exhibit A to these share terms) that have accrued in such Fiscal Quarter or were accrued in a previous Fiscal Quarter, but that in either case have not been paid by or on behalf of the Corporation or any of its Subsidiaries in such Fiscal Quarter or a prior Fiscal Quarter;
(xvii)	“Continuing Director” means, as of any date of determination, any member of the Board of Directors (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) who: (A) was a member of the Board of Directors on [insert Effective Date of the Arrangement]; or (B) was nominated for election, elected or appointed to the Board of Directors (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) with the approval of a majority of the Continuing Directors who were members of such board of directors or equivalent governing body, as applicable, at the time of such nomination, election or appointment and was so nominated, elected or appointed other than at the request or on the recommendation of an acquiring Person(s) described in clauses (A) or (B) of the definition of Change of Control, any Person acting jointly or in concert with such Person(s), or any of their respective affiliates or representatives;
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(xviii)	“Definitive Share” or “Definitive Shares” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more First Preferred Shares;
(xix)	“Discretionary Cash” means, in respect of a Fiscal Quarter, (A) if a Change of Control has not occurred during or prior to such Fiscal Quarter, 10% of Free Cash Flow for such Fiscal Quarter or (B) if a Change of Control has occurred during or prior to such Fiscal Quarter, an amount equal to 7.5% of Free Cash Flow for such Fiscal Quarter;
(xx)	“Discretionary Redemption Notice” has the meaning set out in Section 5(d) of this Part 2;
(xxi)	“Discretionary Redemption Right” has the meaning set out in Section 5(c) of this Part 2;
(xxii)	“EOD Retraction Right” has the meaning set out in Section 6(a)(ii) of this Part 2;
(xxiii)	“Equity Securities” means Common Shares or Preferred Shares or any evidences of shares or other securities (excluding debt securities) that by their terms are directly or indirectly convertible into or exchangeable for Common Shares or Preferred Shares;
(xxiv)	“EST Reserve” has the meaning set out in Exhibit A to these share terms;
(xxv)	“Event of Default” means the occurrence of a breach or default by the Corporation or its applicable Subsidiaries of any of their covenants or obligations set forth in Section 4.12 [Indebtedness and Securities] or Section 4.14(2) [Capital Expenditures] of the Investment Covenant Agreement that occurs and continues unremedied for, (A) in the case of a breach or default of Section 4.12(2) [Securities] of the Investment Covenant Agreement: (I) if the breach occurs prior to the Royalty Expiry Time, 365 days, or (II) if the breach occurs on or after the Royalty Expiry Time, 90 days; and (B) in the case of a breach or default of Section 4.12(1) [Indebtedness] or Section 4.14(2) [Capital Expenditures] of the Investment Covenant Agreement, 15 days;
(xxvi)	“Fiscal Quarter” means each three month period ending on the last day of March, June, September and December in each year;
(xxvii)	“Free Cash Flow” has the meaning set out in Exhibit A to these share terms, and shall be calculated in accordance with Sections 1 and 2 of Exhibit A to these share terms;
(xxviii)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;
(xxix)	“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board, as applicable to entities that are publicly accountable in Canada, in effect as at the date of the Royalty Agreement, subject to the terms thereof;
(xxx)	“In-Kind Payment” has the meaning set out in Exhibit A to these share terms;
(xxxi)	“Investment Covenant Agreement” means the Investment Covenant Agreement dated as of [insert Effective Date of the Arrangement], among,
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inter alios, the Corporation and the holders of the Preferred Shares, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

(xxxii)	“ITA” has the meaning set out in Section 10 of this Part 2;
(xxxiii)	“Maximum Number of Shares” has the meaning set out in Section 5(a)(i) of this Part 2;
(xxxiv)	“Minimum Cash Amount” means, for any Fiscal Quarter, the sum of (A) C$250 million, plus (B) an amount equal to the Consolidated Taxes Reserve in respect of such Fiscal Quarter, plus (C) an amount equal to the EST Reserve in respect of such Fiscal Quarter;
(xxxv)	“Participants” means the participants in the Book-Based System;
(xxxvi)	“Periodic Redemption Notice” has the meaning set out in Section 5(b)(ii) of this Part 2;
(xxxvii)	“Periodic Redemption Right” has the meaning set out in Section 5(a) of this Part 2;
(xxxviii)	“Periodic Retraction Right” has the meaning set out in Section 6(a)(i) of this Part 2;
(xxxix)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, governmental authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;
(xl)	“Preferred Shares” means the First Preferred Shares, the Second Preferred Shares, and any other shares that may be issued or issuable in the share capital of the Corporation other than Common Shares;
(xli)	“Redemption Amount” has the meaning set out in Section 5(a) of this Part 2;
(xlii)	“Redemption Notice” has the meaning set out in Section 5(f) of this Part 2;
(xliii)	“Redemption Price” has the meaning set out in Section 5(a) of this Part 2;
(xliv)	“Retraction Notice” has the meaning set out in Section 6(b) of this Part 2;
(xlv)	“Retraction Price” has the meaning set out in Section 6(a) of this Part 2;
(xlvi)	“Retraction Rights” has the meaning set out in Section 6(a)(iv) of this Part 2;
(xlvii)	“Royalty Agreement” means the royalty agreement dated [insert Effective Date of the Arrangement] initially between, among others, the Corporation, Teck Coal Limited and 6069789 Canada Inc. as royalty payors, and Teck Coal Partnership and Elkview Mine Limited Partnership, as royalty payees, as such agreement may be amended, restated, assigned or replaced, in whole or in part, from time to time;
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(xlviii)	“Royalty Expiry Time” means the termination of the Royalty Agreement in accordance with its terms;
(xlix)	“Royalty Payments” means any payments made by the Corporation pursuant to the terms of the Royalty Agreement, with the amount of any In-Kind Payment thereunder being calculated based on the cash amount that would have been paid in respect thereof if the applicable royalty holder(s) had not elected to receive such In-Kind Payment;
(l)	“Special Holder” means Teck Metals Corp. (fka Teck Resources Limited), a corporation governed by the Act;
(li)	“Stated Maturity” means [insert date that is the twentieth anniversary of the Effective Date of the Arrangement];
(lii)	“Stated Maturity Retraction Right” has the meaning set out in Section 6(a)(iv) of this Part 2;
(liii)	“Statement of Available Cash” has the meaning set out in Section 5(b)(i) of this Part 2;
(liv)	“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary and so on;
(lv)	“System Operator” means CDS or its nominee or any successor thereof; and
(lvi)	“Unrestricted Cash” means consolidated cash or cash equivalents available to the Corporation or its Subsidiaries for use for general corporate purposes and not held in any reserve account or legally or contractually restricted for any particular purposes. For greater certainty, (A) the EST Reserve and the Consolidated Taxes Reserve are not reserve accounts for purposes of Unrestricted Cash, and (B) any cash or cash equivalents held in a Subsidiary captive insurance company in excess of the amount required to meet and maintain compliance with laws, statutory compliance, compliance with regulatory capital guidelines and tests, and reinsurance security agreements, and available to be returned to the Corporation are, absent other restrictions, deemed to be available for use for general corporate purposes and not to be held in any reserve account or legally or contractually restricted for any particular purposes.
2.	Interpretation
(a)	Accounting matters: Unless otherwise stated, all accounting terms used in these share terms shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS.
(b)	Currency: All currency amounts referred to herein are, unless otherwise stated, expressed in Canadian dollars. References herein to “dollars”, “CAD$” or to “C$” are to Canadian dollars.
(c)	Other Definitional and Interpretative Provisions: Unless the context otherwise requires, in these share terms:
(i)	words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter
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genders and vice versa; the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”;

(ii)	a reference to an agreement or document (including a reference to these share terms) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by these share terms or that other agreement or document;
(iii)	references to a particular statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time;
(iv)	unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day. If any payment is required to be made or other action is required to be taken pursuant to these share terms on a day that is not a Business Day, then such payment or action shall be made or taken on the next Business Day;
(v)	references to time are to local time, Vancouver, British Columbia;
(vi)	references to “holder(s)” of First Preferred Shares are to “registered holder(s)” of First Preferred Shares;
(vii)	Consolidated Taxes Reserve, EST Reserve, Free Cash Flow, Minimum Cash Amount and Unrestricted Cash (and all terms used therein) shall be determined by the Corporation in the same manner as Consolidated Taxes Reserve, EST Reserve, Free Cash Flow, Minimum Cash Amount and Unrestricted Cash (and all terms used therein), respectively, are calculated pursuant to the Royalty Agreement; and
(viii)	a Person is considered to “control” another Person if: (i) the second Person is a body corporate, the beneficial ownership by such first Person at the relevant time of shares of the second Person carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation, or the ability of the first Person to otherwise elect or appoint a majority of the directors of the second Person or influence their voting through any contract, understanding or other arrangement; (ii) the second Person is a partnership, joint venture or other Person, the beneficial ownership by such first Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other Person in circumstances where it can reasonably be expected that such Person has the ability to direct the affairs of such partnership, joint venture or other Person; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person; and the words “controlled by”, “controlling” and similar words have corresponding meanings; provided that a Person (the “first-mentioned person”) who controls a corporation, partnership, joint venture, limited partnership or other Person (the “second-mentioned person”) shall be deemed to control: (A) any corporation, partnership, joint venture, limited partnership or other Person (the “third-mentioned person”) which is controlled by the second-mentioned Person; (B) any corporation, partnership, joint venture, limited partnership or other Person which is controlled by the third-mentioned Person, and (C) so on.
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3.	Non-Voting

The holders of First Preferred Shares are not entitled to receive notice of, attend or vote at meetings of shareholders of the Corporation and the First Preferred Shares carry no voting rights, except as otherwise provided in the Act, applicable securities laws or the rules of any applicable stock exchange.

4.	Dividends – Fixed, Cumulative, Preferential
(a)	The holders of the First Preferred Shares are entitled to an annual fixed cumulative preferential dividend equal to 6.5% of the Redemption Amount (being C$650.00 per annum) on each First Preferred Share held, as and when such dividends are declared by the directors of the Corporation in accordance with applicable law. Such dividend is payable in cash by the Corporation quarterly within twelve (12) Business Days following the last day of each Fiscal Quarter to holders of First Preferred Shares as of the record date to receive such dividend, provided that the first dividend, if declared, shall be payable within twelve (12) Business Days following [insert the last day of the Fiscal Quarter in which the Effective Date of the Arrangement occurs] and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying 6.5% of the Redemption Amount (being C$650.00) by the number of days in the period from and including the date of issue of the First Preferred Shares to but excluding [insert the last day of the Fiscal Quarter in which the Effective Date of the Arrangement occurs], and dividing that product by 365.
(b)	If within twelve (12) Business Days following the last day of any Fiscal Quarter, the amount of the dividend to have been paid on such date is not declared and paid in full on all of the issued and outstanding First Preferred Shares, any amount not declared and paid will be paid on a subsequent date or dates as determined by the directors of the Corporation.
(c)	Subject to Section 4(b) of this Part 2, the directors of the Corporation are entitled from time to time, for any part of a fiscal period, to declare part of the annual fixed cumulative preferential dividend on the First Preferred Shares even if the dividend for such year may not be declared in full.
(d)	No dividend or any other payment (including without limitation on account of redemptions, retractions or returns of capital) shall be declared and paid on, or set apart for, the Common Shares, the Second Preferred Shares or any other class of shares of the Corporation ranking junior to the First Preferred Shares unless all accrued cumulative dividends on the First Preferred Shares then outstanding have been declared and paid or provided for at the date such other dividend is declared, paid or set apart.
(e)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted under applicable law) and payment of the cheques shall satisfy such dividends, provided that, at the election of the Corporation, payments in respect of dividends may instead be made in the manner set out in Section 13 of this Part 2.
(f)	The holders of the First Preferred Shares are not entitled to any dividend other than, or in excess of, the fixed cumulative preferential dividend provided for in this Section 4 of this Part 2.
(g)	A holder of a fractional First Preferred Share is entitled to dividends in respect of such fractional share.
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5.	Redemption
(a)	Subject to the Act, the Corporation may, following the last day of each Fiscal Quarter, redeem (a “Periodic Redemption Right”) the whole or any part of the outstanding First Preferred Shares on payment for each such share to be redeemed of C$10,000.00 per share (such amount, the “Redemption Amount”), together with an amount equal to all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but excluding, the date of redemption (the Redemption Amount plus such unpaid dividends, the “Redemption Price”), provided that:
(i)	prior to the Stated Maturity, the maximum number of First Preferred Shares that may be redeemed pursuant to the Periodic Redemption Right, on any date, will be equal to the Available Cash generated during the most recent Fiscal Quarter ended prior to the date of such redemption divided by the Redemption Price, rounded down to the nearest whole number (the “Maximum Number of Shares”);
(ii)	if a Periodic Redemption Right is exercised by the Corporation, the Corporation shall redeem the Maximum Number of Shares in respect of such Periodic Redemption Right; and
(iii)	if a Periodic Redemption Right is exercised by the Corporation and, given the applicable Maximum Number of Shares, less than all of the then outstanding First Preferred Shares are to be redeemed, the First Preferred Shares so to be redeemed shall be redeemed pro rata, disregarding fractions, according to the number of First Preferred Shares held by each holder thereof.
(b)	Within nine (9) Business Days following the end of each Fiscal Quarter, the Corporation shall send in writing to each Person who, at such date, is a holder of First Preferred Shares (or any one of the Persons if there are joint holders of First Preferred Shares):
(i)	a statement of the Available Cash generated during such Fiscal Quarter (a “Statement of Available Cash”); and
(ii)	if the Corporation wishes to exercise its Periodic Redemption Right in respect of the Fiscal Quarter reflected in the Statement of Available Cash, a redemption notice (a “Periodic Redemption Notice”) specifying the aggregate Redemption Price, the Maximum Number of Shares, such holder's pro rata portion of the Maximum Number of Shares, the date (which shall be within four (4) days following the date of the Periodic Redemption Notice) on which redemption is to take place and the place and manner in which the holder shall surrender to the Corporation the certificate or certificates representing the First Preferred Shares to be redeemed, including the steps that a holder should take with respect to any uncertificated First Preferred Shares.
(c)	In addition to the Periodic Redemption Right, subject to the Act, the Corporation may, between the twentieth (20th) Business Day and the twenty sixth (26th) Business Day following the last day of each Fiscal Quarter, redeem (a “Discretionary Redemption Right”) the whole or any part of the outstanding First Preferred Shares (other than any First Preferred Shares in respect of which a Retraction Right has been validly exercised prior to the exercise of such Discretionary Redemption Right) on payment for each such share to be redeemed of the Redemption Price, provided that:
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(i)	prior to the Stated Maturity, the maximum number of First Preferred Shares that may be redeemed pursuant to the Discretionary Redemption Right, on any date, will be equal to that whole number of First Preferred Shares for which the full Redemption Price can be paid with the Discretionary Cash generated, plus the net cash proceeds received by the Corporation from the issuance by the Corporation of Equity Securities, in each case during the most recent Fiscal Quarter ended prior to the date of such redemption; and
(ii)	if a Discretionary Redemption Right is exercised by the Corporation and less than all of the then outstanding First Preferred Shares are to be redeemed, the shares so to be redeemed shall be redeemed pro rata, disregarding fractions, according to the number of First Preferred Shares held by each holder.
(d)	Unless the holders of the First Preferred Shares to be redeemed pursuant to a Discretionary Redemption Right have waived notice of redemption, the Corporation shall give not less than two (2) Business Days’ notice in writing of the redemption by sending to each Person who, at the date of such notice, is a holder of First Preferred Shares (or any one of the Persons if there are joint holders of First Preferred Shares) a redemption notice (a “Discretionary Redemption Notice”) specifying the aggregate Redemption Price, such holder's pro rata portion of the First Preferred Shares to be redeemed, the date (which shall not be less than twenty (20) Business Days and not more than twenty six (26) Business Days following the end of each Fiscal Quarter) on which redemption is to take place and the place and manner in which the holder shall surrender to the Corporation the certificate or certificates representing the First Preferred Shares to be redeemed, including the steps that a holder should take with respect to any uncertificated First Preferred Shares.
(e)	In addition to the Periodic Redemption Right and the Discretionary Redemption Right, the Corporation shall, unless otherwise agreed by the Special Holder, on [insert date that is the Business Day after the Effective Date of the Arrangement], redeem that number of First Preferred Shares held by the Special Holder equal to: (i) either C$374,530,000.00 or C$435,000,000.00, as specified by the Special Holder, divided by (ii) the Redemption Amount, upon payment to the Special Holder of the aggregate Redemption Amount of the First Preferred Shares to be so redeemed.
(f)	Each Periodic Redemption Notice and each Discretionary Redemption Notice (each a “Redemption Notice”), as well as each Statement of Available Cash, shall be sent by ordinary prepaid post addressed to the last address of such holder (or any one of the holders if there are joint holders) as it appears on the records of the Corporation (or at such holder’s recorded address by means of any electronic or other communication facility) or, in the event of the address of any such holder not appearing on the records of the Corporation, then to the last known address of such holder, or such other method as the directors may determine; provided, however, that accidental failure or omission to give any such Redemption Notice or Statement of Available Cash to one or more of such holders shall not affect the validity of any redemption.
(g)	On or after the date specified for redemption in a Redemption Notice, the Corporation shall pay or cause to be paid to or to the order of the holders of the First Preferred Shares to be redeemed, the Redemption Price thereof. The Redemption Price shall be paid to such holder (i) if the shares are certificated, on presentation and surrender of the certificates for the shares so called for redemption at such place or places as may be specified in the Redemption Notice, and the certificates for such shares shall thereupon be cancelled, and the shares represented thereby shall thereupon be redeemed, and (ii) if the shares are uncertificated, on completion of the steps, if any, that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice, and such uncertificated shares shall thereupon be redeemed.
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(h)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of any Redemption Price (less any tax required to be deducted) and payment of the cheques shall satisfy such Redemption Price, provided that, at the election of the Corporation, payments in respect of the Redemption Price may instead be made in the manner set out in Section 5(k) or in Section 13 of this Part 2.
(i)	If only a part of the First Preferred Shares (i) represented by any share certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation or (ii) otherwise held by the registered shareholder is redeemed, the Corporation shall provide reasonably satisfactory evidence that the balance of the First Preferred Shares remain registered to the holder.
(j)	From and after the date specified for redemption in any Redemption Notice, the holders of the First Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any rights in respect thereof, except to receive the Redemption Price, unless a cheque in payment of the Redemption Price is not honored when presented for payment or payment of the Redemption Price by such other means provided for in this Section 5 of this Part 2 or in Section 13 of this Part 2 is not received, in which case the rights of the holders of such First Preferred Shares shall remain unimpaired.
(k)	The Corporation shall have the right, at any time after giving a Redemption Notice, to deposit the Redemption Price for any First Preferred Shares to be so redeemed in a special account with any chartered bank or trust company in Canada named in the Redemption Notice. The Redemption Price so deposited shall be paid without interest to or to the order of the respective holders of the First Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing shares that are certificated, or upon completion of the steps that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice. Upon such deposit being made, the First Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof, after such deposit, shall be limited to receiving, without interest, their proportionate part of the total Redemption Price of the First Preferred Shares so deposited against presentation and surrender of the certificates held by them respectively, in the case of shares that are certificated, or upon completion of the steps that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice. Any interest on any such deposit shall belong to the Corporation. The Corporation shall be entitled to withdraw any amount of such deposit that remains unclaimed for a period of six years from the date of deposit and thereafter, holders of the applicable First Preferred Shares may only present and surrender the certificates of First Preferred Shares to the Corporation directly to obtain the Redemption Price for each redeemed First Preferred Shares.
6.	Retraction
(a)	Subject to the Act, a holder of First Preferred Shares shall be entitled, at such holder's option, to require the Corporation to redeem the First Preferred Shares registered in the name of such holder on the books of the Corporation upon payment for each share to be redeemed of an amount equal to the Redemption Amount together with an amount equal to all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but excluding, the date of redemption (the Redemption Amount plus such unpaid dividends, the “Retraction Price”), if:
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(i)	the Maximum Number of Shares in respect of any Fiscal Quarter is equal to or greater than one (1), the Corporation has not exercised its Periodic Redemption Right in respect of such Fiscal Quarter and such holder delivers a Retraction Notice to the Corporation within eight (8) Business Days of the delivery of the Statement of Available Cash for such Fiscal Quarter electing to exercise a retraction right in respect of all or part of such holder's First Preferred Shares, up to the Maximum Number of Shares (the “Periodic Retraction Right”); provided that (A) if the number of First Preferred Shares in respect of which all of the holders thereof have exercised a Periodic Retraction Right in respect of a Fiscal Quarter exceeds the Maximum Number of Shares for such Fiscal Quarter, only the Maximum Number of Shares shall be redeemed pro rata, disregarding any fractions, according to the number of First Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right in respect of such Fiscal Quarter; and (B) provided further that if, in respect of any Fiscal Quarter, immediately after paying the aggregate Redemption Price to the holders of First Preferred Shares who have exercised a Periodic Retraction Right in respect of a Fiscal Quarter (after giving effect to clause (A) above), the Corporation will not have, on a pro forma basis, Unrestricted Cash in excess of the Minimum Cash Amount (a “Cash Shortfall” and, the amount by which Minimum Cash Amount exceeds Unrestricted Cash, the “Cash Shortfall Amount”), only the number of First Preferred Shares shall be redeemed as would not result in a Cash Shortfall (calculated as (I) the number of First Preferred Shares to be redeemed under such Periodic Retraction Right before giving effect to this clause (B), minus (II) the quotient of (x) the Cash Shortfall Amount, divided by (y) C$10,000.00), pro rata, disregarding any fractions, according to the number of First Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right in respect of such Fiscal Quarter;
(ii)	an Event of Default occurs and such holder delivers a Retraction Notice to the Corporation at any time thereafter during which such Event of Default is continuing, electing to exercise a retraction right in respect of all or part of such holder's First Preferred Shares (the “EOD Retraction Right”);
(iii)	a Change of Control occurs and within thirty (30) days of the holder receiving notice from the Corporation of the occurrence of the Change of Control such holder delivers a Retraction Notice to the Corporation, electing to exercise a retraction right in respect of all or part of such holder's First Preferred Shares (the “Change of Control Retraction Right”); or
(iv)	the Stated Maturity occurs, and such holder delivers a Retraction Notice to the Corporation at any time thereafter electing to exercise a retraction right in respect of all of such holder's First Preferred Shares (the “Stated Maturity Retraction Right” and, together with the Periodic Retraction Right, the EOD Retraction Right and the Change of Control Retraction Right, the “Retraction Rights”).
(b)	A holder of First Preferred Shares exercising any of such holder's Retraction Rights, shall deliver to the Corporation at its registered office a notice (a “Retraction Notice”) in writing specifying (i) that the holder desires to have the whole or, other than in the case of the exercise of the Stated Maturity Retraction Right, any part of the First Preferred Shares registered in such holder's name unconditionally redeemed by the Corporation and (ii) the Business Day, which shall be within seven (7) days from the date of mailing of the Retraction Notice, on which the holder desires to have the Corporation unconditionally redeem such First Preferred Shares (the “Applicable Redemption Date”), together with the share certificates, if any, representing the First Preferred Shares which the holder desires to have the Corporation unconditionally redeem. The holder of
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any First Preferred Shares may revoke such Retraction Notice prior to the Applicable Redemption Date only with the consent of the Corporation.

(c)	Upon receipt of a Retraction Notice and, in the case of shares that are certificated, share certificates, the Corporation shall, on the Applicable Redemption Date, redeem the First Preferred Shares subject to the Retraction Notice by paying to the holder an amount equal to the Retraction Price for such First Preferred Shares.
(d)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of any Retraction Price (less any tax required to be deducted) and payment of the cheques shall satisfy such Retraction Price, provided that, at the election of the Corporation, payments in respect of the Retraction Price may instead be made in the manner set out in Section 13 of this Part 2.
(e)	If only a part of the First Preferred Shares (i) represented by any share certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation or (ii) otherwise held by the registered shareholder is redeemed, the Corporation shall provide reasonably satisfactory evidence that the balance of the First Preferred Shares remain registered to the holder.
(f)	Upon payment of the Retraction Price on the Applicable Redemption Date of the First Preferred Shares to be redeemed by the Corporation pursuant to a Retraction Notice, the holder(s) thereof shall cease to be entitled to dividends or to exercise any rights of holders in respect thereof, unless a cheque in payment of the Retraction Price is not honored when presented for payment or payment of the Retraction Price by such other means provided for hereunder is not received.
(g)	If the redemption by the Corporation on any Applicable Redemption Date of all of the First Preferred Shares to be redeemed on such date would be contrary to any provisions of the Act or any other applicable law, then the Corporation shall be obligated to redeem only the maximum number of First Preferred Shares which the Corporation is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of First Preferred Shares required by each such holder to be redeemed by the Corporation, and the Corporation shall (i) issue new certificates representing the First Preferred Shares not redeemed by the Corporation to such holders or (ii) provide reasonably satisfactory evidence to such holders of the First Preferred Shares not redeemed by the Corporation. The Corporation shall, before redeeming any other First Preferred Shares, redeem, on the first day of each month thereafter the maximum number of such First Preferred Shares as would not then be contrary to any provisions of the Act or any other applicable law, until all of such First Preferred Shares have been redeemed. A holder of First Preferred Shares may, with the consent of the Corporation, by written notice to the Corporation, withdraw the requirement for the Corporation to redeem any First Preferred Shares not yet redeemed pursuant to Section 6(c) of this Part 2 as of the date of such notice.
7.	Purchase for Cancellation
(a)	Subject to the Act and applicable laws, the Corporation may at any time or times purchase for cancellation the whole or any part of the First Preferred Shares outstanding by agreement with the holder(s) of the shares being purchased at a price and in such manner as is determined by the board of directors of the Corporation in their sole discretion, in accordance with applicable law, provided that the purchase price per share shall not exceed the Redemption Price.
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(b)	In the case of purchase of First Preferred Shares by private contract, the Corporation shall not be required to offer to purchase First Preferred Shares from all shareholders before proceeding to purchase from any one shareholder nor shall it be required to make such purchases on a pro rata basis. From and after the date of such purchase under the provisions of this paragraph, the First Preferred Shares so purchased shall be cancelled.
8.	Liquidation and Dissolution

In the event of the liquidation, dissolution or winding-up of the Corporation, or any return on capital, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the First Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of the Second Preferred Shares, the Common Shares or any other shares ranking junior to the First Preferred Shares, for each First Preferred Share, an amount equal to the Redemption Amount per share together with any unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which, for such purposes, shall be treated as accruing up to, but excluding, the date of such liquidation, dissolution or winding-up.

9.	Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of First Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this Section 9 of this Part 2.

10.	Subsection 191.2(1) Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) (the “ITA”) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under the ITA, such that no holder of the First Preferred Shares shall be required to pay tax on dividends received on the First Preferred Shares under section 187.2 of the ITA or any successor or replacement provision of similar effect.

11.	Specified Amount

For purposes of subsection 191(4) of the ITA, or any successor or replacement provision of similar effect, the amount specified in respect of each First Preferred Share is C$10,000.00.

12.	Book-Based System
(a)	Subject to the provisions of subsections 12(b) and (c) of this Part 2 and notwithstanding the provisions of Sections 1 through 11 of this Part 2, the First Preferred Shares (or any of them) may be evidenced by a registered Global Certificate representing the aggregate number of such First Preferred Shares held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & Co.” (or in such other name as the System Operator may use from time to time
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as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers and surrenders of First Preferred Shares held in such manner shall be made only through the Book-Based System. Subject to subsection 12(c) of this Part 2, no beneficial (non-registered) holder of First Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder's ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of Sections 1 through 11 of this Part 2, so long as the System Operator is the holder of any First Preferred Shares:
(i)	the System Operator shall be considered the sole registered owner of such First Preferred Shares for the purposes of receiving notices or payments on or in respect of such First Preferred Shares; and
(ii)	the Corporation, pursuant to the exercise of rights of redemption shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of such First Preferred Shares, the cash redemption price for the First Preferred Shares against delivery to the Corporation's account with the System Operator of such holders' First Preferred Shares.
(c)	If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw such First Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this Section shall no longer be applicable to the First Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent for the First Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.
(d)	The provisions of Sections 1 through 11 of this Part 2 and the exercise of rights of redemption with respect to First Preferred Shares are subject to the provisions of this Section 12 of this Part 2, and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this Section 12 of this Part 2 shall prevail.
13.	Wire or Electronic Transfer of Funds

Notwithstanding any other right, privilege, restriction or condition attaching to the First Preferred Shares, the Corporation may, at its option, make any payment due to holders of First Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable holders of First Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable holder of First Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from

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a holder of First Preferred Shares prior to the date such payment is to be made, the Corporation shall make the payment in the manner otherwise provided for in this Part 2. The making of a payment by way of a wire or electronic transfer of funds shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

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SCHEDULE A-3

PART 3: SECOND PREFERRED SHARES

1.	Defined Terms
(a)	In these Second Preferred Share provisions, the following expressions have the meanings indicated:
(i)	“Act” means the Canada Business Corporations Act;
(ii)	“Applicable Redemption Date” has the meaning set out in Section 6(b) of this Part 3;
(iii)	“Arrangement” means the arrangement under Section 192 of the Act on the terms and subject to the conditions set forth in the Plan of Arrangement attached to the Certificate of Arrangement dated [insert Effective Date of the Arrangement], issued by the Director under the Act and the transactions contemplated thereby;
(iv)	“Available Cash” means, in respect of a Fiscal Quarter, an amount of cash equal to: (A) (I) if a Change of Control has not occurred during or prior to such Fiscal Quarter, 90% of Free Cash Flow for such Fiscal Quarter, or (II) if a Change of Control has occurred during or prior to such Fiscal Quarter, an amount equal to 92.5% of Free Cash Flow for such Fiscal Quarter; less (B) the amount of any Royalty paid or payable in respect of such Fiscal Quarter;
(v)	“Board of Directors” means the board of directors of the Corporation, as constituted from time to time;
(vi)	“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;
(vii)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;
(viii)	“Book-Entry Shares” means the Second Preferred Shares held through the Book-Based System;
(ix)	“Business Day” means any day other than a Saturday, Sunday or any day on which banks in Vancouver, British Columbia, Canada are generally not open for business;
(x)	“Cash Shortfall” has the meaning set out in Section 6(a)(i) of this Part 3;
(xi)	“Cash Shortfall Amount” has the meaning set out in Section 6(a)(i) of this Part 3;
(xii)	“CDS” and “CDS & Co” means CDS Clearing and Depository Services Inc. or any successor thereof;
(xiii)	“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to Subsection 192(7) of the Act in respect of the Arrangement;
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(xiv)	“Change of Control” means the occurrence of any of the following:
(A)	any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of the Corporation which, together with all other voting securities of the Corporation held by such Person or Persons, carry 25% or more of the votes attached to all outstanding voting securities of the Corporation, and following such event Continuing Directors cease to constitute at least a majority of the Board of Directors;
(B)	an amalgamation, arrangement or other form of business combination of the Corporation with another Person is completed with the result that any Person or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)) owns or exercises control or direction over voting securities of the resulting entity carrying 25% or more of the votes attached to all outstanding voting securities of the resulting entity, and following such event Continuing Directors cease to constitute at least a majority of the board of directors (or equivalent governing body) of the resulting entity;
(C)	any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of the Corporation which, together with all other voting securities of the Corporation held by such Person or Persons, carry more than 50% of the votes attached to all outstanding voting securities of the Corporation; or
(D)	the Corporation sells or otherwise disposes of all or substantially all of its assets in one or more transactions;
(xv)	“Change of Control Retraction Right” has the meaning set out in Section 6(a)(iii) of this Part 3;
(xvi)	“Consolidated Taxes Reserve” means, for any Fiscal Quarter, an amount equal to a reasonable reserve on account of the Corporation and its Subsidiaries’ liabilities for Consolidated Taxes (as defined in Exhibit A to these share terms) that have accrued in such Fiscal Quarter or were accrued in a previous Fiscal Quarter, but that in either case have not been paid by or on behalf of the Corporation or any of its Subsidiaries in such Fiscal Quarter or a prior Fiscal Quarter;
(xvii)	“Continuing Director” means, as of any date of determination, any member of the Board of Directors (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) who: (A) was a member of the Board of Directors on [insert Effective Date of the Arrangement]; or (B) was nominated for election, elected or appointed to the Board of Directors (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) with the approval of a majority of the Continuing Directors who were members of such board of directors or equivalent governing body, as applicable, at the time of such nomination, election or appointment and was so nominated, elected or appointed other than at the request or on the recommendation of an acquiring Person(s) described in clauses (A) or (B) of the definition of Change of Control, any Person acting jointly or in concert with such Person(s), or any of their respective affiliates or representatives;
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(xviii)	“Definitive Share” or “Definitive Shares” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Second Preferred Shares;
(xix)	“Discretionary Cash” means, in respect of a Fiscal Quarter, (A) if a Change of Control has not occurred during or prior to such Fiscal Quarter, 10% of Free Cash Flow for such Fiscal Quarter or (B) if a Change of Control has occurred during or prior to such Fiscal Quarter, an amount equal to 7.5% of Free Cash Flow for such Fiscal Quarter;
(xx)	“Discretionary Redemption Notice” has the meaning set out in Section 5(d) of this Part 3;
(xxi)	“Discretionary Redemption Right” has the meaning set out in Section 5(c) of this Part 3;
(xxii)	“EOD Retraction Right” has the meaning set out in Section 6(a)(ii) of this Part 3;
(xxiii)	“Equity Securities” means Common Shares or Preferred Shares or any evidences of shares or other securities (excluding debt securities) that by their terms are directly or indirectly convertible into or exchangeable for Common Shares or Preferred Shares;
(xxiv)	“EST Reserve” has the meaning set out in Exhibit A to these share terms;
(xxv)	“Event of Default” means the occurrence of a breach or default by the Corporation or its applicable Subsidiaries of any of their covenants or obligations set forth in Section 4.12 [Indebtedness and Securities] or Section 4.14(2) [Capital Expenditures] of the Investment Covenant Agreement that occurs and continues unremedied for, (A) in the case of a breach or default of Section 4.12(2) [Securities] of the Investment Covenant Agreement: (I) if the breach occurs prior to the Royalty Expiry Time, 365 days, or (II) if the breach occurs on or after the Royalty Expiry Time, 90 days; and (B) in the case of a breach or default of Section 4.12(1) [Indebtedness] or Section 4.14(2) [Capital Expenditures] of the Investment Covenant Agreement, 15 days;
(xxvi)	“Fiscal Quarter” means each three month period ending on the last day of March, June, September and December in each year;
(xxvii)	“Free Cash Flow” has the meaning set out in Exhibit A to these share terms, and shall be calculated in accordance with Sections 1 and 2 of Exhibit A to these share terms;
(xxviii)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;
(xxix)	“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board, as applicable to entities that are publicly accountable in Canada, in effect as at the date of the Royalty Agreement, subject to the terms thereof;
(xxx)	“In-Kind Payment” has the meaning set out in Exhibit A to these share terms;
(xxxi)	“Investment Covenant Agreement” means the Investment Covenant Agreement dated as of [insert Effective Date of the Arrangement], among,
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inter alios, the Corporation and the holders of the Preferred Shares, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

(xxxii)	“ITA” has the meaning set out in Section 10 of this Part 3;
(xxxiii)	“Maximum Number of Shares” has the meaning set out in Section 5(a)(i) of this Part 3;
(xxxiv)	“Minimum Cash Amount” means, for any Fiscal Quarter, the sum of (A) C$250 million, plus (B) an amount equal to the Consolidated Taxes Reserve in respect of such Fiscal Quarter, plus (C) an amount equal to the EST Reserve in respect of such Fiscal Quarter;
(xxxv)	“Participants” means the participants in the Book-Based System;
(xxxvi)	“Periodic Redemption Notice” has the meaning set out in Section 5(b)(ii) of this Part 3;
(xxxvii)	“Periodic Redemption Right” has the meaning set out in Section 5(a) of this Part 3;
(xxxviii)	“Periodic Retraction Right” has the meaning set out in Section 6(a)(i) of this Part 3;
(xxxix)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, governmental authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;
(xl)	“Preferred Shares” means the First Preferred Shares, the Second Preferred Shares, and any other shares that may be issued or issuable in the share capital of the Corporation other than Common Shares;
(xli)	“Redemption Amount” has the meaning set out in Section 5(a) of this Part 3;
(xlii)	“Redemption Notice” has the meaning set out in Section 5(e) of this Part 3;
(xliii)	“Redemption Price” has the meaning set out in Section 5(a) of this Part 3;
(xliv)	“Retraction Notice” has the meaning set out in Section 6(b) of this Part 3;
(xlv)	“Retraction Price” has the meaning set out in Section 6(a) of this Part 3;
(xlvi)	“Retraction Rights” has the meaning set out in Section 6(a)(iv) of this Part 3;
(xlvii)	“Royalty Agreement” means the royalty agreement dated [insert Effective Date of the Arrangement], initially between, among others, the Corporation, Teck Coal Limited and 6069789 Canada Inc. as royalty payors, and Teck Coal Partnership and Elkview Mine Limited Partnership, as royalty payees, as such agreement may be amended, restated, assigned or replaced, in whole or in part, from time to time;
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(xlviii)	“Royalty Expiry Time” means the termination of the Royalty Agreement in accordance with its terms;
(xlix)	“Royalty Payments” means any payments made by the Corporation pursuant to the terms of the Royalty Agreement, with the amount of any In-Kind Payment thereunder being calculated based on the cash amount that would have been paid in respect thereof if the applicable royalty holder(s) had not elected to receive such In-Kind Payment;
(l)	“Stated Maturity” means [insert date that is the twentieth anniversary of the Effective Date of the Arrangement];
(li)	“Stated Maturity Retraction Right” has the meaning set out in Section 6(a)(iv) of this Part 3;
(lii)	“Statement of Available Cash” has the meaning set out in Section 5(b)(i) of this Part 3;
(liii)	“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary and so on;
(liv)	“System Operator” means CDS or its nominee or any successor thereof; and
(lv)	“Unrestricted Cash” means consolidated cash or cash equivalents available to the Corporation or its Subsidiaries for use for general corporate purposes and not held in any reserve account or legally or contractually restricted for any particular purposes. For greater certainty, (A) the EST Reserve and the Consolidated Taxes Reserve are not reserve accounts for purposes of Unrestricted Cash, and (B) any cash or cash equivalents held in a Subsidiary captive insurance company in excess of the amount required to meet and maintain compliance with laws, statutory compliance, compliance with regulatory capital guidelines and tests, and reinsurance security agreements, and available to be returned to the Corporation are, absent other restrictions, deemed to be available for use for general corporate purposes and not to be held in any reserve account or legally or contractually restricted for any particular purposes.
2.	Interpretation
(a)	Accounting matters: Unless otherwise stated, all accounting terms used in these share terms shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS.
(b)	Currency: All currency amounts referred to herein are, unless otherwise stated, expressed in Canadian dollars. References herein to “dollars”, “CAD$” or to “C$” are to Canadian dollars.
(c)	Other Definitional and Interpretative Provisions: Unless the context otherwise requires, in these share terms:
(i)	words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa; the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”;
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(ii)	a reference to an agreement or document (including a reference to these share terms) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by these share terms or that other agreement or document;
(iii)	references to a particular statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time;
(iv)	unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day. If any payment is required to be made or other action is required to be taken pursuant to these share terms on a day that is not a Business Day, then such payment or action shall be made or taken on the next Business Day;
(v)	references to time are to local time, Vancouver, British Columbia;
(vi)	references to “holder(s)” of Second Preferred Shares are to “registered holder(s)” of Second Preferred Shares;
(vii)	Consolidated Taxes Reserve, EST Reserve, Free Cash Flow, Minimum Cash Amount and Unrestricted Cash (and all terms used therein) shall be determined by the Corporation in the same manner as Consolidated Taxes Reserve, EST Reserve, Free Cash Flow, Minimum Cash Amount and Unrestricted Cash (and all terms used therein), respectively, are calculated pursuant to the Royalty Agreement; and
(viii)	a Person is considered to “control” another Person if: (i) the second Person is a body corporate, the beneficial ownership by such first Person at the relevant time of shares of the second Person carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation, or the ability of the first Person to otherwise elect or appoint a majority of the directors of the second Person or influence their voting through any contract, understanding or other arrangement; (ii) the second Person is a partnership, joint venture or other Person, the beneficial ownership by such first Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other Person in circumstances where it can reasonably be expected that such Person has the ability to direct the affairs of such partnership, joint venture or other Person; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person; and the words “controlled by”, “controlling” and similar words have corresponding meanings; provided that a Person (the “first-mentioned person”) who controls a corporation, partnership, joint venture, limited partnership or other Person (the “second-mentioned person”) shall be deemed to control: (A) any corporation, partnership, joint venture, limited partnership or other Person (the “third-mentioned person”) which is controlled by the second-mentioned Person; (B) any corporation, partnership, joint venture, limited partnership or other Person which is controlled by the third-mentioned Person, and (C) so on.
3.	Non-Voting
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The holders of Second Preferred Shares are not entitled to receive notice of, attend or vote at meetings of shareholders of the Corporation and the Second Preferred Shares carry no voting rights, except as otherwise provided in the Act, applicable securities laws or the rules of any applicable stock exchange.

4.	Dividends – Fixed, Cumulative, Preferential
(a)	The holders of the Second Preferred Shares are entitled to an annual fixed cumulative preferential dividend equal to 6.5% of the Redemption Amount (being C$650.00 per annum) on each Second Preferred Share held, as and when such dividends are declared by the directors of the Corporation in accordance with applicable law. Such dividend is payable in cash by the Corporation quarterly within twelve (12) Business Days following the last day of each Fiscal Quarter to holders of Second Preferred Shares as of the record date to receive such dividend, provided that the first dividend, if declared, shall be payable within twelve (12) Business Days following [insert the last day of the Fiscal Quarter in which the Effective Date of the Arrangement occurs] and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying 6.5% of the Redemption Amount (being C$650.00) by the number of days in the period from and including the date of issue of the Second Preferred Shares to but excluding [insert the last day of the Fiscal Quarter in which the Effective Date of the Arrangement occurs], and dividing that product by 365.
(b)	If within twelve (12) Business Days following the last day of any Fiscal Quarter, the amount of the dividend to have been paid on such date is not declared and paid in full on all of the issued and outstanding Second Preferred Shares, any amount not declared and paid will be paid on a subsequent date or dates as determined by the directors of the Corporation.
(c)	Subject to Section 4(b) of this Part 3, the directors of the Corporation are entitled from time to time, for any part of a fiscal period, to declare part of the annual fixed cumulative preferential dividend on the Second Preferred Shares even if the dividend for such year may not be declared in full.
(d)	No dividend or any other payment (including without limitation on account of redemptions, retractions or returns of capital) shall be declared and paid on, or set apart for, the Common Shares or any other class of shares of the Corporation ranking junior to the Second Preferred Shares unless all accrued cumulative dividends on the Second Preferred Shares then outstanding have been declared and paid or provided for at the date such other dividend is declared, paid or set apart.
(e)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted under applicable law) and payment of the cheques shall satisfy such dividends, provided that, at the election of the Corporation, payments in respect of dividends may instead be made in the manner set out in Section 13 of this Part 3.
(f)	The holders of the Second Preferred Shares are not entitled to any dividend other than, or in excess of, the fixed cumulative preferential dividend provided for in this Section 4 of this Part 3.
(g)	A holder of a fractional Second Preferred Share is entitled to dividends in respect of such fractional share.
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5.	Redemption
(a)	Subject to the Act, the Corporation may, after the date on which there are no First Preferred Shares issued and outstanding, following the last day of each Fiscal Quarter, redeem (a “Periodic Redemption Right”) the whole or any part of the outstanding Second Preferred Shares on payment for each such share to be redeemed of C$10,000.00 per share (such amount, the “Redemption Amount”), together with an amount equal to all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but excluding, the date of redemption (the Redemption Amount plus such unpaid dividends, the “Redemption Price”), provided that:
(i)	prior to the Stated Maturity, the maximum number of Second Preferred Shares that may be redeemed pursuant to the Periodic Redemption Right, on any date, will be equal to the Available Cash generated during the most recent Fiscal Quarter ended prior to the date of such redemption divided by the Redemption Price, rounded down to the nearest whole number (the “Maximum Number of Shares”);
(ii)	if a Periodic Redemption Right is exercised by the Corporation, the Corporation shall redeem the Maximum Number of Shares in respect of such Periodic Redemption Right; and
(iii)	if a Periodic Redemption Right is exercised by the Corporation and, given the applicable Maximum Number of Shares, less than all of the then outstanding Second Preferred Shares are to be redeemed, the Second Preferred Shares so to be redeemed shall be redeemed pro rata, disregarding fractions, according to the number of Second Preferred Shares held by each holder thereof.
(b)	Within nine (9) Business Days following the end of each Fiscal Quarter, the Corporation shall send in writing to each Person who, at such date, is a holder of Second Preferred Shares (or any one of the Persons if there are joint holders of Second Preferred Shares):
(i)	a statement of the Available Cash generated during such Fiscal Quarter (a “Statement of Available Cash”); and
(ii)	if the Corporation wishes to exercise its Periodic Redemption Right in respect of the Fiscal Quarter reflected in the Statement of Available Cash, a redemption notice (a “Periodic Redemption Notice”) specifying the aggregate Redemption Price, the Maximum Number of Shares, such holder's pro rata portion of the Maximum Number of Shares, the date (which shall be within four (4) days following the date of the Periodic Redemption Notice) on which redemption is to take place and the place and manner in which the holder shall surrender to the Corporation the certificate or certificates representing the Second Preferred Shares to be redeemed, including the steps that a holder should take with respect to any uncertificated Second Preferred Shares.
(c)	In addition to the Periodic Redemption Right, subject to the Act and provided that no First Preferred Shares are issued and outstanding, the Corporation may, between the twentieth (20th) Business Day and the twenty sixth (26th) Business Day following the last day of each Fiscal Quarter, redeem (a “Discretionary Redemption Right”) the whole or any part of the outstanding Second Preferred Shares (other than any Second Preferred Shares in respect of which a Retraction Right has been validly exercised prior to the exercise of such Discretionary Redemption Right) on payment for each such share to be redeemed of the Redemption Price, provided that:
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(i)	prior to the Stated Maturity, the maximum number of Second Preferred Shares that may be redeemed pursuant to the Discretionary Redemption Right, on any date, will be equal to that whole number of Second Preferred Shares for which the full Redemption Price can be paid with the Discretionary Cash generated, plus the net cash proceeds received by the Corporation from the issuance by the Corporation of Equity Securities, in each case during the most recent Fiscal Quarter ended prior to the date of such redemption; and
(ii)	if a Discretionary Redemption Right is exercised by the Corporation and less than all of the then outstanding Second Preferred Shares are to be redeemed, the shares so to be redeemed shall be redeemed pro rata, disregarding fractions, according to the number of Second Preferred Shares held by each holder.
(d)	Unless the holders of the Second Preferred Shares to be redeemed pursuant to a Discretionary Redemption Right have waived notice of redemption, the Corporation shall give not less than two (2) Business Days’ notice in writing of the redemption by sending to each Person who, at the date of such notice, is a holder of Second Preferred Shares (or any one of the Persons if there are joint holders of Second Preferred Shares) a redemption notice (a “Discretionary Redemption Notice”) specifying the aggregate Redemption Price, such holder's pro rata portion of the Second Preferred Shares to be redeemed, the date (which shall not be less than twenty (20) Business Days and not more than twenty six (26) Business Days following the end of each Fiscal Quarter) on which redemption is to take place and the place and manner in which the holder shall surrender to the Corporation the certificate or certificates representing the Second Preferred Shares to be redeemed, including the steps that a holder should take with respect to any uncertificated Second Preferred Shares.
(e)	Each Periodic Redemption Notice and each Discretionary Redemption Notice (each a “Redemption Notice”), as well as each Statement of Available Cash, shall be sent by ordinary prepaid post addressed to the last address of such holder (or any one of the holders if there are joint holders) as it appears on the records of the Corporation (or at such holder’s recorded address by means of any electronic or other communication facility) or, in the event of the address of any such holder not appearing on the records of the Corporation, then to the last known address of such holder, or such other method as the directors may determine; provided, however, that accidental failure or omission to give any such Redemption Notice or Statement of Available Cash to one or more of such holders shall not affect the validity of any redemption.
(f)	On or after the date specified for redemption in a Redemption Notice, the Corporation shall pay or cause to be paid to or to the order of the holders of the Second Preferred Shares to be redeemed, the Redemption Price thereof. The Redemption Price shall be paid to such holder (i) if the shares are certificated, on presentation and surrender of the certificates for the shares so called for redemption at such place or places as may be specified in the Redemption Notice, and the certificates for such shares shall thereupon be cancelled, and the shares represented thereby shall thereupon be redeemed, and (ii) if the shares are uncertificated, on completion of the steps, if any, that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice, and such uncertificated shares shall thereupon be redeemed.
(g)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of any Redemption Price (less any tax required to be deducted) and payment of the cheques shall satisfy such Redemption Price, provided that, at the election of the Corporation, payments in respect of the Redemption Price may instead be made in the manner set out in Section 5(j) or in Section 13 of this Part 3.
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(h)	If only a part of the Second Preferred Shares (i) represented by any share certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation or (ii) otherwise held by the registered shareholder is redeemed, the Corporation shall provide reasonably satisfactory evidence that the balance of the Second Preferred Shares remain registered to the holder.
(i)	From and after the date specified for redemption in any Redemption Notice, the holders of the Second Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any rights in respect thereof, except to receive the Redemption Price, unless a cheque in payment of the Redemption Price is not honored when presented for payment or payment of the Redemption Price by such other means provided for in this Section 5 or in Section 13 of this Part 3 is not received, in which case the rights of the holders of such Second Preferred Shares shall remain unimpaired.
(j)	The Corporation shall have the right, at any time after giving a Redemption Notice, to deposit the Redemption Price for any Second Preferred Shares to be so redeemed in a special account with any chartered bank or trust company in Canada named in the Redemption Notice. The Redemption Price so deposited shall be paid without interest to or to the order of the respective holders of the Second Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing shares that are certificated, or upon completion of the steps that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice. Upon such deposit being made, the Second Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof, after such deposit, shall be limited to receiving, without interest, their proportionate part of the total Redemption Price of the Second Preferred Shares so deposited against presentation and surrender of the certificates held by them respectively, in the case of shares that are certificated, or upon completion of the steps that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice. Any interest on any such deposit shall belong to the Corporation. The Corporation shall be entitled to withdraw any amount of such deposit that remains unclaimed for a period of six years from the date of deposit and thereafter, holders of the applicable Second Preferred Shares may only present and surrender the certificates of Second Preferred Shares to the Corporation directly to obtain the Redemption Price for each redeemed Second Preferred Shares.
6.	Retraction
(a)	Subject to the Act, a holder of Second Preferred Shares shall be entitled, at such holder's option, to require the Corporation to redeem the Second Preferred Shares registered in the name of such holder on the books of the Corporation upon payment for each share to be redeemed of an amount equal to the Redemption Amount together with an amount equal to all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but excluding, the date of redemption (the Redemption Amount plus such unpaid dividends, the “Retraction Price”), if:
(i)	there are no First Preferred Shares issued and outstanding, the Maximum Number of Shares in respect of any Fiscal Quarter is equal to or greater than one (1), the Corporation has not exercised its Periodic Redemption Right in respect of such Fiscal Quarter and such holder delivers a Retraction Notice to the Corporation within eight (8) Business Days of the delivery of the Statement of Available Cash for such Fiscal Quarter electing to exercise a retraction right in respect of all or part of such holder's Second Preferred Shares, up to the Maximum Number of Shares (the “Periodic Retraction Right”); provided that (A)
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if the number of Second Preferred Shares in respect of which all of the holders thereof have exercised a Periodic Retraction Right in respect of a Fiscal Quarter exceeds the Maximum Number of Shares for such Fiscal Quarter, only the Maximum Number of Shares shall be redeemed pro rata, disregarding any fractions, according to the number of Second Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right in respect of such Fiscal Quarter; and (B) provided further that if, in respect of any Fiscal Quarter, immediately after paying the aggregate Redemption Price to the holders of Second Preferred Shares who have exercised a Periodic Retraction Right in respect of a Fiscal Quarter (after giving effect to clause (A) above), the Corporation will not have, on a pro forma basis, Unrestricted Cash in excess of the Minimum Cash Amount (a “Cash Shortfall” and, the amount by which Minimum Cash Amount exceeds Unrestricted Cash, the “Cash Shortfall Amount”), only the number of Second Preferred Shares shall be redeemed as would not result in a Cash Shortfall (calculated as (I) the number of Second Preferred Shares to be redeemed under such Periodic Retraction Right before giving effect to this clause (B), minus (II) the quotient of (x) the Cash Shortfall Amount, divided by (y) C$10,000.00), pro rata, disregarding any fractions, according to the number of Second Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right in respect of such Fiscal Quarter;

(ii)	an Event of Default occurs and such holder delivers a Retraction Notice to the Corporation at any time thereafter during which such Event of Default is continuing, electing to exercise a retraction right in respect of all or part of such holder's Second Preferred Shares (the “EOD Retraction Right”);
(iii)	a Change of Control occurs and within thirty (30) days of the holder receiving notice from the Corporation of the occurrence of the Change of Control such holder delivers a Retraction Notice to the Corporation, electing to exercise a retraction right in respect of all or part of such holder's Second Preferred Shares (the “Change of Control Retraction Right”); or
(iv)	the Stated Maturity occurs, and such holder delivers a Retraction Notice to the Corporation at any time thereafter electing to exercise a retraction right in respect of all of such holder's Second Preferred Shares (the “Stated Maturity Retraction Right” and, together with the Periodic Retraction Right, the EOD Retraction Right and the Change of Control Retraction Right, the “Retraction Rights”).
(b)	A holder of Second Preferred Shares exercising any of such holder's Retraction Rights, shall deliver to the Corporation at its registered office a notice (a “Retraction Notice”) in writing specifying (i) that the holder desires to have the whole or, other than in the case of the exercise of the Stated Maturity Retraction Right, any part of the Second Preferred Shares registered in such holder's name unconditionally redeemed by the Corporation and (ii) the Business Day, which shall be within seven (7) days from the date of mailing of the Retraction Notice, on which the holder desires to have the Corporation unconditionally redeem such Second Preferred Shares (the “Applicable Redemption Date”), together with the share certificates, if any, representing the Second Preferred Shares which the holder desires to have the Corporation unconditionally redeem. The holder of any Second Preferred Shares may revoke such Retraction Notice prior to the Applicable Redemption Date only with the consent of the Corporation.
(c)	Upon receipt of a Retraction Notice and, in the case of shares that are certificated, share certificates, the Corporation shall, on the Applicable Redemption Date, redeem the Second Preferred Shares subject to the Retraction Notice by paying to the holder an amount equal to the Retraction Price for such Second Preferred Shares.
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(d)	Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of any Retraction Price (less any tax required to be deducted) and payment of the cheques shall satisfy such Retraction Price, provided that, at the election of the Corporation, payments in respect of the Retraction Price may instead be made in the manner set out in Section 13 of this Part 3.
(e)	If only a part of the Second Preferred Shares (i) represented by any share certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation or (ii) otherwise held by the registered shareholder is redeemed, the Corporation shall provide reasonably satisfactory evidence that the balance of the Second Preferred Shares remain registered to the holder.
(f)	Upon payment of the Retraction Price on the Applicable Redemption Date of the Second Preferred Shares to be redeemed by the Corporation pursuant to a Retraction Notice, the holder(s) thereof shall cease to be entitled to dividends or to exercise any rights of holders in respect thereof, unless a cheque in payment of the Retraction Price is not honored when presented for payment or payment of the Retraction Price by such other means provided for hereunder is not received.
(g)	If the redemption by the Corporation on any Applicable Redemption Date of all of the Second Preferred Shares to be redeemed on such date would be contrary to any provisions of the Act or any other applicable law, then the Corporation shall be obligated to redeem only the maximum number of Second Preferred Shares which the Corporation is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Second Preferred Shares required by each such holder to be redeemed by the Corporation, and the Corporation shall (i) issue new certificates representing the Second Preferred Shares not redeemed by the Corporation to such holders or (ii) provide reasonably satisfactory evidence to such holders of the Second Preferred Shares not redeemed by the Corporation. The Corporation shall, before redeeming any other Second Preferred Shares, redeem, on the first day of each month thereafter the maximum number of such Second Preferred Shares as would not then be contrary to any provisions of the Act or any other applicable law, until all of such Second Preferred Shares have been redeemed. A holder of Second Preferred Shares may, with the consent of the Corporation, by written notice to the Corporation, withdraw the requirement for the Corporation to redeem any Second Preferred Shares not yet redeemed pursuant to Section 6(c) of this Part 3 as of the date of such notice.
7.	Purchase for Cancellation
(a)	Subject to the Act and applicable laws, the Corporation may at any time or times purchase for cancellation the whole or any part of the Second Preferred Shares outstanding by agreement with the holder(s) of the shares being purchased at a price and in such manner as is determined by the board of directors of the Corporation in their sole discretion, in accordance with applicable law, provided that the purchase price per share shall not exceed the Redemption Price.
(b)	In the case of purchase of Second Preferred Shares by private contract, the Corporation shall not be required to offer to purchase Second Preferred Shares from all shareholders before proceeding to purchase from any one shareholder nor shall it be required to make such purchases on a pro rata basis. From and after the date of such purchase under the provisions of this paragraph, the Second Preferred Shares so purchased shall be cancelled.
8.	Liquidation and Dissolution
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In the event of the liquidation, dissolution or winding-up of the Corporation, or any return on capital, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares shall be entitled to receive, after prior satisfaction of all amounts payable to holders of First Preferred Shares in such circumstances, and before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Second Preferred Shares, for each Second Preferred Share, an amount equal to the Redemption Amount per share together with any unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which, for such purposes, shall be treated as accruing up to, but excluding, the date of such liquidation, dissolution or winding-up.

9.	Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Second Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this Section 9 of this Part 3.

10.	Subsection 191.2(1) Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) (the “ITA”) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under the ITA, such that no holder of the Second Preferred Shares shall be required to pay tax on dividends received on the Second Preferred Shares under section 187.2 of the ITA or any successor or replacement provision of similar effect.

11.	Specified Amount

For purposes of subsection 191(4) of the ITA, or any successor or replacement provision of similar effect, the amount specified in respect of each Second Preferred Share is C$10,000.00.

12.	Book-Based System
(a)	Subject to the provisions of subsections 12(b) and (c) of this Part 3 and notwithstanding the provisions of Sections 1 through 11 of this Part 3, the Second Preferred Shares (or any of them) may be evidenced by a registered Global Certificate representing the aggregate number of such Second Preferred Shares held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & Co.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers and surrenders of Second Preferred Shares held in such manner shall be made only through the Book-Based System. Subject to subsection 12(c) of this Part 3, no beneficial (non-registered) holder of Second Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder's ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.
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(b)	Notwithstanding the provisions of Sections 1 through 11 of this Part 3, so long as the System Operator is the holder of any Second Preferred Shares:
(i)	the System Operator shall be considered the sole registered owner of such Second Preferred Shares for the purposes of receiving notices or payments on or in respect of such Second Preferred Shares; and
(ii)	the Corporation, pursuant to the exercise of rights of redemption shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of such Second Preferred Shares, the cash redemption price for the Second Preferred Shares against delivery to the Corporation's account with the System Operator of such holders' Second Preferred Shares.
(c)	If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw such Second Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this Section shall no longer be applicable to the Second Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent for the Second Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.
(d)	The provisions of Sections 1 through 11 of this Part 3 and the exercise of rights of redemption with respect to Second Preferred Shares are subject to the provisions of this Section 12 of this Part 3, and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this Section 12 of this Part 3 shall prevail.
13.	Wire or Electronic Transfer of Funds

Notwithstanding any other right, privilege, restriction or condition attaching to the Second Preferred Shares, the Corporation may, at its option, make any payment due to holders of Second Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable holders of Second Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable holder of Second Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a holder of Second Preferred Shares prior to the date such payment is to be made, the Corporation shall make the payment in the manner otherwise provided for in this Part 3. The making of a payment by way of a wire or electronic transfer of funds shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

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EXHIBIT “A”
FREE CASH FLOW

1.	Definition of Free Cash Flow
(a)	For purposes of the Share Terms, “Free Cash Flow” for any Fiscal Quarter means the following (calculated without duplication) on a cash basis for that period:
(i)	EBITDA; minus
(ii)	Consolidated Taxes paid during such Fiscal Quarter; plus
(iii)	Tax Refunds; minus
(iv)	Net NCI Distributions; minus
(v)	Debt Service Expense; minus
(vi)	Capital Expenditures; minus
(vii)	EST Contribution Amount; plus
(viii)	EST Distributions; minus
(ix)	EST Reserve; plus
(x)	EST Reserve for the immediately preceding Fiscal Quarter; minus
(xi)	Preferred Dividends; minus
(xii)	Royalty Payments made during such Fiscal Quarter; plus
(xiii)	Net Proceeds from Debt; plus
(xiv)	Proceeds from Asset Sales; plus
(xv)	Proceeds from Insurance; plus
(xvi)	Neptune Loan Proceeds.
(b)	In the event that Free Cash Flow is a negative number, “Free Cash Flow” shall be deemed to be one dollar (C$1.00).
(c)	Capitalized terms used but not defined herein shall have the meaning given to them in Schedule “A” – “Share Terms of Elk Valley Resources Ltd.” of which this Exhibit “A” forms a part. For purposes of Section 1(a) of this Exhibit “A”, the following terms shall have the respective meanings set forth below:

“Area of Interest” means an area extending fifty (50) kilometres from the outermost external boundaries of the Initial Royalty Properties.

“Authorization” means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right, privilege, resolution or no-action letter from any Governmental Authority having jurisdiction with respect to any specified Person, property, activity, transaction or event, or with respect to any of such Person’s property and assets or business and

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affairs (including any zoning approval, exploration, development, mining or building permit) or from any Person in connection with any easements, contractual rights or other matters.

“Benchmark Price” means, at any time, the Argus Premium HCC FOB Australia price published by Argus Ferrous Markets; provided that if such reference price has been discontinued or is otherwise unavailable at the applicable time, then the Platts Premium Low Vol HCC FOB Australia (PLVHA00) price published by S&P Global Platts, or if such reference price has been discontinued or is otherwise unavailable at the applicable time, then the Platts TSI Premium Hard Coking Coal FOB Australia price published by S&P Global Platts will be used for such Fiscal Quarter, or if such reference price has been discontinued or is otherwise unavailable at the applicable time, then such other index or reference price as agreed to by the holders of at least 50.01% of the outstanding Preferred Shares and the Corporation in good faith or, if the holders of at least 50.01% of the outstanding Preferred Shares and the Corporation fail to agree to an index or reference price within ten (10) Business Days from the last Business Day of the applicable Fiscal Quarter during which such reference price has been discontinued or has otherwise become unavailable, such index or reference price as determined by the Board of Directors upon the request of the holders of at least 50.01% of the outstanding Preferred Shares and the Corporation to be made promptly following the expiry of such ten (10) Business Day period (provided that, in making any such determination, the Board of Directors shall use the same Benchmark Price that is used to calculate In-Kind Payments under the Royalty Agreement).

“Capital Expenditures” means, for any Fiscal Quarter, all of the Elk Valley Entities’ capital costs and expenses in respect of the Royalty Properties (excluding any amounts included in Operating Costs), including sustaining capital expenditures, water treatment capital expenditures, major enhancement projects capital expenditures, innovation capital expenditures, DRP Expenditures classified as capital expenditures, and amounts in respect of Deferred Stripping costs, paid during such Fiscal Quarter.

“Capital Lease” means a lease that would, in accordance with IFRS, be treated as a balance sheet liability.

“Coal” means any and all coal products of every nature and kind, in whatever form or state.

“Coal Mountain” means the Coal Mountain Coal Project located in British Columbia, Canada.

“Coal Sales” means all actual sales of Coal produced, extracted by processing or otherwise recovered or produced or excavated from the Royalty Properties (including any such Coal derived from any processing or reprocessing of any Tailings, and including any other Coal resulting from the further processing of such Coal), by any of the Elk Valley Entities to any Person other than another Elk Valley Entity, expressed in metric kilotons (kt).

“Consolidated Taxes” means, for any Fiscal Quarter, all taxes, levies, duties, royalties, charges, fees and assessments whatsoever, of any federal, provincial, municipal or local government, domestic and foreign, or any subdivision thereof paid by any Elk Valley Entity, including without limitation, all federal and provincial income tax, value added taxes, any payroll taxes, severance taxes, sales and use taxes, customs duties, import fees, government royalties and net proceeds of mines taxes (including Mineral Taxes); and excluding only any value added taxes and sales and use taxes recoverable by any Elk Valley Entity from a Governmental Authority through any refund, rebate, credit or similar means.

“Cumulative Royalty Target” means C$7.005 billion.

“Debt Service Expense” means, for any Fiscal Quarter, any repaid principal and any interest, fees and other amounts of the Elk Valley Entities paid solely in respect of the Operations (including but not limited to, interest on instruments issued for reclamation bonding, interest on

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advance payments receipts and interest on leased assets or pursuant to Capital Leases) net of any interest income earned by the Elk Valley Entities solely in respect of the Royalty Properties during such Fiscal Quarter. For purposes of calculating Debt Service Expense, Operations shall be deemed to include the operations of Neptune Terminal.

“Deferred Stripping” means, for any Fiscal Quarter, all of the Elk Valley Entities’ collective deferred waste removal costs paid in such Fiscal Quarter in connection with surface mining activity during the production phase of mining on the Royalty Properties, paid during the applicable Fiscal Quarter.

“DRP Expenditures” means, for any Fiscal Quarter, all of the Elk Valley Entities’ expenses and charges paid in connection with associated decommissioning and restoration provisions of the Elk Valley Entities in respect of the Royalty Properties.

“EBITDA” means, for any Fiscal Quarter:

(i)	Gross Revenue for such Fiscal Quarter; minus
(ii)	Operating Costs for such Fiscal Quarter.

“Elk Valley” or the “Corporation” means Elk Valley Resources Ltd., and includes its successors.

“Elk Valley Entities” means each of Elk Valley, 6069789 Canada Inc. and Teck Coal Limited, and each of their respective direct and indirect Subsidiaries from time to time and any successor to any of them (and any of their respective permitted assigns pursuant to the Royalty Agreement), and “Elk Valley Entity” means any one of them. For greater certainty, Elk Valley Entities does not include the EST.

“Elkview” means the Elkview Coal Project located in British Columbia, Canada.

“EMLP” means Elkview Mine Limited Partnership, a limited partnership formed under the Laws of Alberta.

“Environmental Stewardship Program Agreement” means the Environmental Stewardship Program Agreement entered into on or about the date hereof between the EST, Elk Valley and Teck Metals Corp. (fka Teck Resources Limited), as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof.

“EST” means the Environmental Stewardship Trust settled by Elk Valley pursuant to a Deed of Settlement dated on or about the date hereof, and includes its successors and permitted assigns.

“EST Contribution Amount” means, for any Fiscal Quarter, the amount paid as a contribution by Elk Valley to the EST pursuant to the Environmental Stewardship Program Agreement during such Fiscal Quarter; provided that the EST Contribution Amount shall not exceed the amount that Elk Valley is required to pay to the EST pursuant to the Environmental Stewardship Program Agreement.

“EST Distributions” means, for any Fiscal Quarter, the aggregate amount actually paid as a distribution by the EST to Elk Valley in such Fiscal Quarter on account of Qualifying Elk Valley Expenditures (as defined in the Environmental Stewardship Program Agreement).

“EST Reserve” means, for any Fiscal Quarter in a Fiscal Year, an amount equal to: (i) in the case of the first Fiscal Quarter in such Fiscal Year, one-quarter of the projected Annual Contribution (as defined in the Environmental Stewardship Program Agreement) (assuming that the Free Cash Flow for such Fiscal Year is sufficient to make such Annual Contribution in full) for such Fiscal

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Year; (ii) in the case of the second Fiscal Quarter in such Fiscal Year, one-half of the projected Annual Contribution (assuming that the Free Cash Flow for such Fiscal Year is sufficient to make such Annual Contribution in full) for such Fiscal Year; (iii) in the case of the third Fiscal Quarter in such Fiscal Year, three-quarters of the projected Annual Contribution (assuming that the Free Cash Flow for such Fiscal Year is sufficient to make such Annual Contribution in full) for such Fiscal Year; and (iv) in the case of the fourth Fiscal Quarter in such Fiscal Year, the full amount of the projected Annual Contribution (assuming that the Free Cash Flow for such Fiscal Year is sufficient to make such Annual Contribution in full) for such Fiscal Year.

“Fording River” means the Fording River Coal Project located in British Columbia, Canada.

“Governmental Authority” means (i) any multinational, federal, central, provincial, state, regional, municipal, local, or other government, governmental or public department, central bank, ministry, regulatory body, tax authority, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board or authority of any of the foregoing, (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, supervision, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“Greenhills” means the Greenhills Coal Project located in British Columbia, Canada.

“Gross Revenue” means, for a Fiscal Quarter, the sum of (i) the gross proceeds actually received by the Elk Valley Entities during such Fiscal Quarter on account of Coal Sales, plus (ii) in respect of any In-Kind Payments actually made by the Elk Valley Entities during such Fiscal Quarter, (A) the amount of Coal delivered on account of such In-Kind Payment(s) multiplied by (B) the Benchmark Price(s) on the Business Day immediately preceding the date of delivery of such In-Kind Payment(s), the product of which will be converted to Canadian dollars in accordance with Section 2(a) of Schedule C. For the avoidance of doubt, the product of (A) and (B) will be converted into Canadian dollars on the basis of the daily average foreign exchange rate published by the Bank of Canada for the exchange of the applicable currency of the Benchmark Price(s) for U.S. dollars on the date of the applicable In-Kind Payment, or the most recently published rate prior to the applicable In-Kind Payment if there is no rate published on the date of the applicable In-Kind Payment.

“In-Kind Payment” means the right of each Royalty Holder (as defined in the Royalty Agreement), in its sole and absolute discretion, to elect to receive the Royalty Payments to which it is entitled as an in-kind payment by way of physical allocation of Coal produced from the Royalty Properties to the electing Royalty Holder, in accordance with the terms of the Royalty Agreement, free and clear of Liens.

“Indebtedness” of any Elk Valley Entity means: (i) all obligations of such Person for borrowed money, including borrowings of commodities, prepaid forward sales of commodities, obligations under derivatives intended to provide financing to such Person, obligations reflected as deferred or unearned revenue and bankers’ acceptances; (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person under any Capital Lease and all obligations under synthetic leases, in each case, in respect of which such Person is liable as lessee; (iv) all obligations of such Person in respect of letters of credit and letters of guarantee issued for the account of such Person; (v) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (vi) all trade accounts payable or obligations of such Person to pay the deferred purchase price of assets or services (excluding trade accounts payable and deferred payment obligations incurred in the ordinary course of business provided that the trade accounts payable or deferred payment obligation is not past due more than ninety (90) days or, if past due more than ninety (90) days, is

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being disputed by such Person in good faith); (vii) all Indebtedness of others secured by (or for which the holder of any such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (viii) all guarantees, indemnities and other obligations, contingent or otherwise, of such Person in respect of Indebtedness of others; and (ix) any preferred shares that are redeemable (other than at the option of the issuer) before the later of (A) the date on which cumulative Royalty Payments equal to the Cumulative Royalty Target have been paid and (B) [insert the last day of the first quarter ending subsequent to the 3-year anniversary date of signing], or which are otherwise classified as liabilities under IFRS (excluding the First Preferred Shares and the Second Preferred Shares issued pursuant to the Arrangement and the Separation Agreement).

“Indigenous” means any indigenous Person(s), tribe(s), and/or band(s), which, for greater certainty, includes the Métis, Ktunaxa Nation Council, and Ktunaxa Member Nations.

“Initial Royalty Properties” means, collectively: (i) all of the Mining Rights and other rights and interests described in Schedule “B” to the Royalty Agreement and any other Mining Rights, rights or interests forming part thereof from time to time whether now owned or hereafter acquired (including, for greater certainly, Elkview, Fording River, Greenhills, Line Creek and Coal Mountain); and (ii) any present or future renewals, extensions, modifications, divisions, substitutions, amalgamations, successions, derivations, severances, conversions, demise to lease, renaming or variation of any of the Mining Rights or other rights and interests referenced in clause (i) of this definition.

“Investment Covenant Agreement” means the investment covenant agreement dated [Insert Effective Date of the Arrangement] among, inter alios, Elk Valley, EMLP and TCP, as the same may be amended, modified and/or supplemented from time to time in accordance with the terms thereof.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, and the term “applicable” with respect to such laws and in a context that refers to one or more Persons, means such laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

“Lien” means any and all mortgages, charges, assignments, hypothecs, deeds of trust, pledges, security interests, royalty interests, liens, rights of reservation, right of reclamation and other encumbrances and adverse claims of every nature and kind that, in each case, secures payment of any debt, liability or obligation of any Person, whether registered or unregistered, whether arising under Law or otherwise and whether perfected or otherwise.

“Line Creek” means the Line Creek Coal Project located in British Columbia, Canada.

“Mine Plans” means, in respect of each mine and project located on the Royalty Properties, the mine plan and life-of-mine plan adopted by Elk Valley at the time of entering into the Transaction Documents and as may be updated by Elk Valley from time to time in accordance with the Transaction Documents giving due consideration to the inclusion and continuity of Teck Resources Limited’s historical operating practices in respect of such Royalty Properties and Operations.

“Mineral Taxes” means any tax payable by any Elk Valley Entity in respect of the Royalty Properties pursuant to a return filed under the Mineral Tax Act [RSBC 1996] Chapter 291.

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“Mining Rights” means any Coal licenses, Coal leases, freehold Coal rights, fee simple Coal rights, Crown-granted mineral claims (including those related to Coal), mining claims, mining leases, mineral claims, mineral lands, mining concessions, mineral concessions, exploration permits or licenses, mining licenses, forms of mineral tenure or other rights to Coal or to access and work upon lands, such as ownership and ancillary rights, surface rights, leasing agreements, lands temporal occupation agreements or otherwise, for the purpose of exploring, exploiting or benefiting Coal, under the terms of applicable Laws, whether contractual, statutory or otherwise, or any interest therein whether now owned or hereafter acquired, and includes any amendments, relocations, adjustments, resurvey, additional locations, consolidation, demise to lease, derived rights or conversions of, or any renewal, replacement, amendment or other modification or extensions of any of the foregoing, and includes Authorizations and Other Rights.

“Neptune Loan Proceeds” means, for any Fiscal Quarter, an amount equal to the aggregate of:

(i)	any repayments of principal actually received by the Elk Valley Entities in respect of outstanding Indebtedness of Neptune Terminals to such Elk Valley Entity(ies) during such Fiscal Quarter; plus
(ii)	any interest payments actually received by the Elk Valley Entities in respect of outstanding Indebtedness of Neptune Terminals to such Elk Valley Entity(ies) during such Fiscal Quarter.

“Neptune Terminals” means Neptune Bulk Terminals (Canada) Ltd., and includes its successors and permitted assigns.

“Net NCI Distributions” means, for any Fiscal Quarter, an amount (which may be positive or negative) equal to (i) the amount of any distributions paid by any Subsidiaries of Elk Valley in respect of equity interests held by any Person that is not an Elk Valley Entity during such Fiscal Quarter; minus (ii) the amount of any payments actually received by any of the Elk Valley Entities from any Person that is not an Elk Valley Entity on account of equity interests held or acquired in any Subsidiary of Elk Valley during such Fiscal Quarter.

“Net Proceeds from Debt” means, for any Fiscal Quarter, an amount equal to the aggregate of any cash proceeds actually received by the Elk Valley Entities during such Fiscal Quarter from: (i) the issuance of any Indebtedness; (ii) borrowings; and (iii) any sale-and-lease-back transaction(s), which, for greater certainty, includes any loans and repayments thereon made to suppliers in financing arrangements in the ordinary course of business, in each case net of any related fees, costs and expenses.

“Operating Costs” means, in respect of any Fiscal Quarter, the amount by which all of the Elk Valley Entities’ operating costs and expenses related to the extraction of Coal from the Royalty Properties for such Fiscal Quarter, including without limitation, all of the following costs and expenses (determined without duplication):

(i)	cash production costs and expenses paid during such Fiscal Quarter in respect of mining, extracting and removing Coal from the Royalty Properties, including costs and expenses in respect of labour, contractors and consultants (including, without limitation, payments made in accordance with any employee profit share program, or contributions made to any pension plan, sponsored by any Elk Valley Entity), operating supplies, maintenance and repair supplies, energy for operations and other operating costs;
(ii)	cash costs and expenses of storing, stockpiling or blending Coal from the Royalty Properties paid during such Fiscal Quarter;
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(iii)	cash exploration and development costs and expenses paid during such Fiscal Quarter in respect of the Royalty Properties with the objective of identifying new mineralization or additional mineral reserves or mineral resources, or improving confidence in or understanding of existing mineral reserves or mineral resources, within the Royalty Properties;
(iv)	any (x) cash expenses paid during such Fiscal Quarter in respect of progressive reclamation activities on the Royalty Properties in accordance with the Mine Plans and (y) cash DRP Expenditures classified as operating expenses paid during such Fiscal Quarter;
(v)	(x) cash royalties, production royalties or royalties of any nature paid during such Fiscal Quarter and (y) other payments of any nature whatsoever paid during such Fiscal Quarter to third parties having an interest in the Royalty Properties; in each case to the extent such royalties or other interests in the Royalty Properties are permitted by this Agreement and other than payments pursuant to this Agreement;
(vi)	cash costs and expenses paid during such Fiscal Quarter in respect of transportation of Coal from the Royalty Properties to points of ultimate delivery to buyers or customers (including without limitation, costs and expenses of shipping and delivery, rail, insurance, storage, warehousing, ship-loading, port services and other fees and charges paid by the Elk Valley Entities to Neptune Terminals or other port terminals, demurrage, delay, forwarding and other transportation-related expenses and agency fees);
(vii)	cash marketing costs and expenses associated with Coal extracted from the Royalty Properties paid during such Fiscal Quarter;
(viii)	cash insurance premiums and similar items (including, in the case of any Elk Valley Entity that is a captive insurance company, reinsurance premiums) paid during such Fiscal Quarter in respect of the Operations on the Royalty Properties;
(ix)	cash general and administrative costs and other costs paid during such Fiscal Quarter in respect of the Operations on the Royalty Properties;
(x)	cash costs, expenses and other amounts paid during such Fiscal Quarter in respect of third-party claims arising in connection with the Operations and/or the Royalty Properties; and
(xi)	any other cash costs and expenses incidental to the operation of the Operations on the Royalty Properties paid during such Fiscal Quarter,

exceeds the amount of any Other Revenues for such Fiscal Quarter; and provided that “Operating Costs” shall not include any of the following costs and expenses for such Fiscal Quarter:

(a)	any Royalty Payments for such Fiscal Quarter;
(b)	any share-based compensation (or portion thereof) that is not cash-settled paid during such Fiscal Quarter;
(c)	(non-cash) accretion, amortization, depletion, depreciation or impairment-related charges for such Fiscal Quarter; and
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(d)	any incremental costs paid by any of the Elk Valley Entities for such Fiscal Quarter in respect of facilitating an In-Kind Payment that are reimbursable by a royalty holder under Section 3.2(4) of the Royalty Agreement, including costs for segregation, storage and transportation of Coal to the delivery point specified by Elk Valley.

“Operations” means all of the Elkview, Greenhills, Fording River and Line Creek mining operations, including any and all extensions thereto, and any other separate mining operations that take place in whole or in part on or in respect of any of the Royalty Properties.

“Other Revenues” means, for any Fiscal Quarter, all amounts actually received by the Elk Valley Entities during such Fiscal Quarter, excluding any amounts that are additive to Free Cash Flow pursuant to Section 1(a) of this Exhibit “A”.

“Other Rights” means all licenses, approvals, authorizations, consents, exemptions, permits, rights (including surface rights, access rights and rights of way), grants, leases, privileges, investment and exploitation agreements, concessions or franchises held by any of the Elk Valley Entities or required to be obtained from any Person (other than a Governmental Authority), for the exploration, construction, development and/or operation of the Operations and the Royalty Properties, as such exploration, construction, development and/or operation is contemplated by the current or then applicable Mine Plans, as the case may be.

“Preferred Dividends” means, for any Fiscal Quarter, all of Elk Valley’s payments made in such Fiscal Quarter in respect of the fixed, cumulative, preferential cash dividends payable on the First Preferred Shares and the Second Preferred Shares.

“Proceeds from Asset Sales” means, for any Fiscal Quarter, all proceeds actually received during such Fiscal Quarter by the Elk Valley Entities from the sale of any of the Royalty Properties or any assets or property located thereon, including any amounts received in respect of the expropriation or a sale in lieu of expropriation of any of the Royalty Properties or any assets or property located thereon, excluding any amount included in Gross Revenue or Net Proceeds from Debt.

“Proceeds from Insurance” means, for any Fiscal Quarter, all proceeds of insurance claims (and, in the case of any Elk Valley Entity that is a captive insurance company, reinsurance claims) in respect of damage to any of the Royalty Properties or any assets or property located thereon or produced therefrom and all proceeds of any business interruption insurance claims (and, in the case of any Elk Valley Entity that is a captive insurance company, reinsurance claims) in respect of the Operations, actually received by the Elk Valley Entities in such Fiscal Quarter.

“Royalty Properties” means, collectively: (i) the Initial Royalty Properties; and (ii) any future Mining Rights and other rights and interests in respect of any properties acquired or otherwise obtained by any Elk Valley Entity within the Area of Interest from time to time after the date hereof in which Coal is present or which are acquired or otherwise obtained by any Elk Valley Entity for the purpose of the exploration, development and/or production of Coal. For greater certainty, the Royalty Properties includes Tailings.

“Separation Agreement” means the separation agreement dated [insert Effective Date of the Arrangement] entered into among Teck Resources Limited, Elk Valley, Teck Coal Limited, TCP, 6069879 Canada Inc., EMLP, Elkview Mine G.P. Inc., Cardinal River Coals Ltd. and 14682394 Canada Ltd. in connection with the Arrangement.

“Tailings” means all tailings, waste rock or other waste products derived from the Royalty Properties.

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“Tax Refunds” means, for any Fiscal Quarter, all amounts actually received by the Elk Valley Entities during such Fiscal Quarter on account of a refund of Consolidated Taxes, whether as a result of a reassessment by an applicable taxing authority or otherwise.

“TCP” means Teck Coal Partnership, a partnership formed under the Laws of Alberta, and includes its successors and permitted assigns.

“Transaction Documents” means the Royalty Agreement, the Investment Covenant Agreement, and such other documents and agreements entered into pursuant to the Royalty Agreement and the Investment Covenant Agreement.

Notwithstanding any of the foregoing, the transactions consummated pursuant to or in connection with the Separation Agreement or the Arrangement (other than transaction-related expenses borne by the Elk Valley Entities) shall not be taken into account for purposes of the calculation of “Free Cash Flow”.

2.	Interpretation and Calculation Methodology
(a)	All amounts in this Exhibit “A” shall be expressed in Canadian dollars. To the extent any amount contemplated in this Exhibit “A” is received or paid by any of the Elk Valley Entities in a currency other than Canadian dollars, for purposes of all calculations hereunder such amount shall be converted into Canadian dollars on the basis of the daily average foreign exchange rate most recently published by the Bank of Canada as at the date of the applicable payment or receipt of payment, as applicable.
(b)	Accounting terms not specifically defined in this Exhibit “A” are to be interpreted in accordance with IFRS.
(c)	Free Cash Flow shall be calculated on a consolidated basis and, for greater certainty, shall not be calculated to include any amounts paid by any Elk Valley Entity to any other Elk Valley Entity or received by any Elk Valley Entity from any other Elk Valley Entity. In addition, in calculating Free Cash Flow, no amounts shall be deducted on account of any amounts paid or advanced by any Elk Valley Entity to any Person of which such Elk Valley Entity is a Subsidiary or to any Person under common control with the Elk Valley Entities.
(d)	Free Cash Flow shall be calculated by the Corporation in good faith in a manner consistent with the methodology used to calculate Free Cash Flow under the Royalty Agreement.

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